SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Berkshire Hathaway Insurance Company of Nebraska

BHG Life Insurance Company

AZGUARD Insurance Company

Medical Protective Company

MedPro Group Inc

Columbia Insurance Company

BH Columbia Inc.

NorGUARD Insurance Company

WestGUARD Insurance Company

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Class A Common Stock of Lennar Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: October 7, 2026 /s/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.
Dated: October 7, 2026 /s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman Emeritus

National Indemnity Company
Dated: October 7, 2026 /s/ Zachary R. Royse
By: Zachary R. Royse
Title: Treasurer

Berkshire Hathaway Life Insurance Company of Nebraska
Date: October 7, 2026 /s/ Zachary R. Royse
By: Zachary R. Royse
Title: Treasurer

BHG Life Insurance Company
Dated: October 7, 2026 /s/ Zachary R. Royse
By: Zachary R. Royse
Title: Treasurer

Dated: October 7, 2026 Medical Protective Company
/s/ Anthony Bowser
By: Anthony Bowser
Title: Chief Financial Officer

Dated: October 7, 2026 MedPro Group Inc
/s/ Anthony Bowser
By: Anthony Bowser
Title: Chief Financial Officer

Dated: October 7, 2026 Columbia Insurance Company
/s/ Zachary R. Royse
By: Zachary R. Royse
Title: Treasurer

Dated: October 7, 2026	BH Columbia Inc. /s/ Mark D. Millard By: Mark D. Millard Title: Director
Dated: October 7, 2026	AZGUARD Insurance Company /s/ Jason Saunders By: Jason Saunders Title: Chief Financial Officer
Dated: October 7, 2026	NorGUARD Insurance Company /s/ Jason Saunders By: Jason Saunders Title: Chief Financial Officer
Dated: October 7, 2026	WestGUARD Insurance Company /s/ Jason Saunders By: Jason Saunders Title: Chief Financial Officer